Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
	2004		2003 (restated)		2002 (restated)		2001 (restated)		2000 (restated)

	(in millions, except ratio data)
Earnings:
Earnings:
Income from continuing operations before income taxes	$164.2		$133.6		$124.9		$131.9		$45.8
Interest expense	31.1		30.2		25.6		21.8		15.3
Amortization of debt costs	0.8		0.7		0.5		0.8		0.5
Interest portion of rental expense	7.7		7.4		6.7		6.2		5.8

Total Earnings	$203.8		$171.9		$157.7		$160.7		$67.4

Fixed charges:
Interest expense	$31.1		$30.2		$25.6		$21.8		$15.3
Amortization of debt costs	0.8		0.7		0.5		0.8		0.5
Interest portion of rental expense	7.7		7.4		6.7		6.2		5.8

Total fixed charges	$39.6		$38.3		$32.8		$28.8		$21.6

Ratio of earnings to fixed charges	5.2	x	4.5	x	4.8	x	5.6	x	3.1	x